EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES
COMPUTATION OF RATIO OF INCOME TO FIXED CHARGES
(unaudited)
(In millions, except ratio)

Nine Months Ended October 2, 2010
Fixed charges:
Interest expense*	$207
Estimated interest portion of rents	25
Total fixed charges	$232

Income:
Income from continuing operations before income taxes	$41
Fixed charges	232
Adjusted income	$273

Ratio of income to fixed charges	1.18

*	Includes interest expense on all third-party indebtedness, except for interest related to unrecognized tax benefits, which is included in income tax expense.